SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 12 May 2006

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Director/PDMR Shareholding dated 28 April 2006
99.2	Disposal - Completion of Sale dated 2 May 2006
99.3	IHG GBP500m Special Dividend dated 5 May 2006

99.1

                                         InterContinental Hotels Group PLC
                   Technical Interest of Directors and Persons Discharging Managerial Responsibility
                                      in Employee Share Ownership Trust (Jersey)

Following a release of shares to participants (not Directors) under the Executive Share Option Plan on 24 April 2006,
InterContinental Hotels Group PLC confirms that the new total holding of the InterContinental Hotels Group PLC
Employee Share Ownership Trust (Jersey) as detailed below:

Number of shares/amount of stock disposed                - 68,197
Total holding in the Trust following this notification   - 2,679,153 Ordinary shares

The following directors and persons discharging managerial responsibility, who are among the potential beneficiaries of the ESOT- Andrew Cosslett, Richard Hartman, Stevan Porter, Richard Solomons, Tom Conophy, Peter Gowers, Tracy
Robbins and Richard Winter- are technically deemed to be interested in those shares.

END

99.2

2 May 2006
                                             INTERCONTINENTAL HOTELS GROUP
                              LEGAL COMPLETION ON SALE OF 23 HOTELS IN CONTINENTAL EUROPE

InterContinental Hotels Group ("IHG") announces the legal completion of, and receipt of disposal proceeds for, the disposal of 23 hotels in Continental Europe being sold to Westbridge Hospitality Fund LP, the terms of which were announced on 13 March 2006. The disposal of Holiday Inn Vienna South has not yet been completed. However this has not had a material impact on proceeds received.

For further information, please contact:

Investor Relations (Gavin Flynn/Paul Edgecliffe-Johnson)                                    +44 (0) 1753 410 176

Media Affairs (Leslie McGibbon)                                                             +44 (0) 1753 410 425

Notes to Editors

InterContinental Hotels Group PLC of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)] is the world's largest hotel group by number of rooms. InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, over 3,600 hotels and 537,500 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza®
Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites® , Candlewood Suites® and
Hotel IndigoTM, and also manages the world's largest hotel loyalty programme, Priority Club® Rewards.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at
www.ichotelsgroup.com and information for the Priority Club Rewards programme at www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media.

END

99.3

5 May 2006
                         InterContinental Hotels Group PLC ("InterContinental Hotels Group" or the "Company")
                                               Special Dividend and Share Consolidation

On Thursday 2 March 2006 the Board of InterContinental Hotels Group announced its intention to return £500 million to Shareholders by way of a Special Dividend. The Board today announces it is publishing a circular (the "Circular") setting out full details of this proposed Special Dividend and associated Share Consolidation and convening an Extraordinary General Meeting to be held at 12.00pm on
Thursday 1 June 2006, immediately after the Company's Annual General Meeting.

It is proposed that the payment of the Special Dividend of 118 pence per Existing Ordinary Share be accompanied by a consolidation of the Company's ordinary share capital. The Special Dividend will be paid as an interim dividend in respect of the financial year ending 31 December 2006 and is expected to be paid to Shareholders on Thursday 22 June 2006. The Company has elected to pay the
Special Dividend to all ADR holders in US Dollars. The rate to be paid by the Company will be US$2.17 per existing ADS.

The Share Consolidation will replace every 8 Existing Ordinary Shares with 7 New Ordinary Shares. Fractional entitlements arising from the Share Consolidation will be aggregated and sold in the market on behalf of the relevant Shareholders. The proceeds of the sale are expected to be sent to Shareholders on Thursday 22 June 2006. The value of any Shareholder's fractional entitlement will not exceed the value of one New Ordinary Share.

As at the close of business on Tuesday 2 May 2006 (being the last practicable date prior to the posting of the Circular), when the closing mid-market price per Existing Ordinary Share was 967 pence and there were 427,334,961 Existing Ordinary Shares in issue, the total amount of the Special Dividend was equivalent to 12.14 per cent. of the market capitalisation of the Company. The effect of the
Share Consolidation will be to reduce the number of Ordinary Shares in issue by approximately the same percentage.

As all ordinary shareholdings in the Company will be consolidated, Shareholders' percentage holdings in the issued share capital of the Company immediately before and after the implementation of the Share Consolidation will (save in respect of fractional entitlements) remain unchanged.

Authority to purchase own shares

The Board will also submit to its Shareholders at the Extraordinary General Meeting a proposal for a renewed authority to enable the
Company to continue to make market purchases of its Ordinary Shares following the Share Consolidation. Details of this proposal are set out in the Circular.

Expected timetable
==============================================================================================================
Latest date and time for receipt by the ADR Depositary of completed     3.00 p.m. (New York Time) on
voting instruction cards from holders of ADRs                           Thursday 25 May 2006
==============================================================================================================
Latest time and date for receipt of Forms of Proxy                      12.00 p.m. on Tuesday 30 May 2006
==============================================================================================================
Extraordinary General Meeting                                           12.00 p.m. on Thursday 1 June 2006,
                                                                        or as soon as the Annual General
                                                                        Meeting of the Company to be held on
                                                                        that date concludes or is adjourned
==============================================================================================================
Record Date for the Special Dividend and for the Share Consolidation    6.00 p.m. on Friday 9 June 2006
==============================================================================================================
Shares marked ex-Special Dividend                                       Monday 12 June 2006
==============================================================================================================
Commencement of dealings in New Ordinary Shares and new ADRs            8.00 a.m. on Monday 12 June 2006
==============================================================================================================
CREST accounts credited with New Ordinary Shares                        Monday 12 June 2006
==============================================================================================================
Exchange of existing ADRs commences                                     Tuesday 20 June 2006
==============================================================================================================
Payment of the Special Dividend. Despatch of cheques for fractional     Thursday 22 June 2006
entitlements and certificates for New Ordinary Shares
==============================================================================================================

If any of the above times and/or dates change, the revised times and/or dates will be notified to Shareholders by announcement through a Regulatory Information Service.

The Circular will be posted to Shareholders and submitted to the UK Listing Authority today. It will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at: Financial Services Authority, 25 The North
Colonnade, Canary Wharf, London, E14 5HS, telephone 020 7066 1000.

All definitions used in the Circular to Shareholders dated 5 May 2006 have the same meaning when used in this announcement.

For further information, please contact:

InterContinental Hotels Group
Media Enquiries                       Leslie McGibbon                     +44 (0) 1753 410 425
Investor Relations                    Gavin Flynn                         +44 (0) 1753 410 238
                                      Paul Edgecliffe-Johnson             +44 (0) 1753 410 211

JPMorgan Cazenove                     David Clasen                        +44 (0) 20 7588 2828

JPMorgan Cazenove, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for
InterContinental Hotels Group and for no one else in connection with the Special Dividend and Share Consolidation and will not be responsible to any other persons for providing the protections afforded to the customers of JPMorgan Cazenove, nor for providing advice to any other person in relation to the Special Dividend and Share Consolidation.

Note to Editors

InterContinental Hotels Group PLC of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)] is the world's largest hotel group by number of rooms. InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, over 3,600 hotels and 537,500 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday
Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel IndigoTM, and also manages the world's largest hotel loyalty programme, Priority Club® Rewards.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ichotelsgroup.com and information for the Priority Club Rewards programme at www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	12 May 2006